SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

          Puradyn Filter Technologies Inc. (f.k.a. T/F Purifiner, Inc.)
          _____________________________________________________________
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ________________________________________
                         (Title of Class of Securities)

                                    872405105
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                  Page 1 of 12

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 2 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  OO; WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 3 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 4 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 5 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 6 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   4,570,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,570,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 7 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   4,570,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,570,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    43.76%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 12 Pages


                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Puradyn Filter Technologies, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated June 30, 1997 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total number of Shares outstanding. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Duncan Hennes. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is an updated list of the Managing Directors of SFM LLC.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On January 24, 2000, QIP acquired from the Issuer, in exchange for the surrender of the Exchange Note and the $500,000 Note, 2,500,000 Shares (the "Exchange"). In addition, simultaneous with the Exchange, QIP acquired 1,000,000 Shares from the Issuer for $1,000,000.

                  The Shares held for the account of QIP may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the Shares reported herein as having been acquired for the account of QIP were acquired for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                  Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the 4,570,000 Shares held for the account of QIP (approximately 43.76% of the total number of Shares outstanding).

                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) may be deemed to have the sole power to direct the voting and disposition of the 4,570,000 Shares held for the account of QIP.

                                                              Page 9 of 12 Pages


                           (ii)     Each of Mr. Soros and Mr. Druckenmiller,  as
a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 4,570,000 Shares held for the account of QIP.

                  (c) Except for the transactions described in Item 3 (which is incorporated into this Item 5 by reference) hereto, there have been no transactions with respect to the Shares since December 2, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  From time to time each of the Reporting Persons and/or the SFM
Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  On March 5, 1998, Robert Soros, an employee of SFM LLC, resigned as a Director of the Issuer. It is expected that Robert Soros will serve as an observer to the Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  This Item 7 is not applicable.

                                                             Page 10 of 12 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    January 31, 2000

                                           QUANTUM INDUSTRIAL PARTNERS LDC


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                           QIH MANAGEMENT INVESTOR, L.P.

                                           By:      QIH Management, Inc.,
                                                    its General Partner


                                                    By:      /S/ MICHAEL C.NEUS
                                                             -------------------
                                                             Michael C. Neus
                                                             Vice President


                                           QIH MANAGEMENT, INC.


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Vice President


                                           SOROS FUND MANAGEMENT LLC


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Assistant General Counsel


                                           GEORGE SOROS


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact

                                                             Page 11 of 12 Pages

                                           STANLEY F. DRUCKENMILLER



                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact

                                                             Page 12 of 12 Pages

                                     ANNEX A


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC.


Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Duncan Hennes
Ron Hiram
Michael Karsh
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Michael Pendy
Frank Sica


         Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC or affiliated entities, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.